UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Valero Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

91914J102

(CUSIP Number)

Jay D. Browning

One Valero Way

San Antonio, TX 78249

Telephone: (210) 345-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91914J 102

1	NAMES OF REPORTING PERSONS Valero Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 43,808,591 Common Units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,808,591 Common Units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,808,591 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Approximately 71.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes both 15,018,602 Common Units and 28,789,989 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on December 20, 2013.
**	Based on the number of Common Units (32,278,253) and Subordinated Units (28,789,989) issued and outstanding as of October 1, 2015, as reported to the Reporting Persons by the Partnership.

CUSIP No. 91914J 102

1	NAMES OF REPORTING PERSONS Valero Terminaling and Distribution Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 43,808,591 Common Units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,808,591 Common Units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,808,591 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Approximately 71.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes both 15,018,602 Common Units and 28,789,989 Subordinated Units, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on December 20, 2013.
**	Based on the number of Common Units (32,278,253) and Subordinated Units (28,789,989) issued and outstanding as of October 1, 2015, as reported to the Reporting Persons by the Partnership.

Explanatory Note

This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D filed on December 20, 2013, as amended by Amendment No. 1 to Schedule 13D filed on March 19, 2015, by Valero Energy Corporation and Valero Terminating and Distribution Company (as amended, the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this Item.

Item 2.	Identity and Background

No changes to this Item.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following paragraph:

On October 1, 2015, the Partnership and VTDC entered into a Transaction Agreement pursuant to which VTDC contributed, and caused the General Partner to contribute, all of the outstanding interests in a subsidiary of Valero to the Partnership in exchange for a cash distribution of $395 million to VTDC and the issuance of 1,570,513 Common Units to VTDC and 32,051 General Partner Units to the General Partner.

Item 4.	Purpose of Transaction.

No changes to this Item.

Item 5.	Interest in Securities of the Issuer.

Subparagraphs (a)(1) and (a)(2) of Item 5 are hereby amended and restated as follows:

(a)

(1) Valero does not directly own any Common Units or Subordinated Units; however, as the indirect sole stockholder of VTDC, it may be deemed to beneficially own (x) 15,018,602 Common Units held of record by VTDC, which represents approximately 46.5% of the outstanding Common Units and (y) 28,789,989 Subordinated Units held of record by VTDC, which represents all of the outstanding Subordinated Units.

(2) VTDC is the record and beneficial owner of (x) 15,018,602 Common Units held of record by VTDC, which represents approximately 46.5% of the outstanding Common Units and (y) 28,789,989 Subordinated Units held of record by VTDC, which represents all of the outstanding Subordinated Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes to this Item.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add Exhibit I as follows:

Exhibit I	Transaction Agreement, dated October 1, 2015, by and among the Partnership and VTDC (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the SEC on October 1, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 13, 2015

VALERO ENERGY CORPORATION		VALERO TERMINALING AND DISTRIBUTION COMPANY

By:	/s/ Jay D. Browning	By:	/s/ J. Stephen Gilbert
Name: Jay D. Browning		Name: J. Stephen Gilbert
Title: Executive Vice President and General Counsel		Title: Senior Vice President and Secretary